Filed Pursuant to Rule 433

Registration Statement No. 333-217722

Issuer Free Writing Prospectus dated June 15, 2017

Relating to Preliminary Prospectus dated June 15, 2017

June 2017 www.revenhousingreit.com

www.revenhousingreit.com Disclaimer This material contains forward - looking statements that relate to expectations, beliefs, projections, future plans and strategies, anticipated events and similar expressions . Forward - looking statements may be identified by use of words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," or "potential" or similar words or phrases which are predictions of or indicate future events or trends . Statements such as those concerning potential acquisition activity, investment objectives, strategies, opportunities, other plans and objectives for future operations or economic performance are based on the Company's current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties, including ( i ) the Company’s ability to generate profit and make or sustain distributions to its stockholders ; (ii) the Company’s ability to effectively deploy the net proceeds from its proposed public offering ; (iii) defaults on, early terminations of or non - renewal of leases by its tenants ; (iv) the Company’s ability to identify properties to acquire and completing acquisitions ; (v) the Company’s ability to operate acquired properties profitably ; (vi) the impact of changes in governmental regulations, tax law and rates and similar matters ; (vii) the Company’s ability to maintain its qualification as a REIT ; and (viii) market trends in its industry, real estate values or the general economy . These forward - looking statements are based on the Company’s beliefs, assumptions and expectations of future events, taking into account all information currently available to the Company . Forward - looking statements are not guarantees of future events or of the Company’s performance . These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to the Company . Some of these events and factors are described in the preliminary prospectus dated June 16 , 2017 , made part of the Amendment No . 1 to the Company’s Registration Statement on Form S - 11 filed with the SEC on June 16 , 2017 , under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Investments . ” 2 The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates . Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering . You may get these documents for free by visiting EDGAR on the SEC Web site at www . sec . gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1 - 858 - 459 - 4000 or by sending an email to info@revenhousingreit . com .

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www.revenhousingreit.com Offering Summary Issuer/Exchange ▪ Reven Housing REIT, Inc./Nasdaq Ticker ▪ RVEN Offering Size Targeted Pricing Range ▪ 1,000,000 shares; $51 million @ midpoint ▪ $4.90 - $5.30 Current Price ▪ $5.75 as of 6/13/2017 Market Capitalization ▪ $61,720,643 as of 6/13/2017 Shares Outstanding ▪ 10,734,025 as of 6/13/2017 Use of Proceeds ▪ Primarily portfolio acquisitions and general corporate purposes. Targeted Debt Levels ▪ Utilize approximately 50% leverage Dividend Policy ▪ TBD . RVEN currently intends to commence distributions at an estimated annual rate of approximately 2% commencing the 3 rd quarter based on the completion of this offering. Book Runners ▪ Ladenburg Thalmann & Wedbush Securities 4

www.revenhousingreit.com Investment Highlights Investment Strategy ▪ Acquire stabilized portfolios of rented Single Family Homes at attractive cap rates. ▪ Create additional value through improving occupancy, increasing rent, home appreciation and scale over time. Internal Management ▪ Aligns interest with stakeholders ▪ Cost efficient structure ▪ Allows for greater efficiencies and economies of scale Experienced Management Team ▪ Over 50 years of collective commercial and residential real estate investment and operational experience ▪ Involved in over $3.0 billion of real estate transactions Disciplined Acquisition Strategy ▪ Focus on moderately priced homes serving working families o Acquire portfolios at higher yields and at a discount to replacement cost. ▪ Efficient and cost effective process to acquire single family rental portfolios. Substantial Opportunity for Growth ▪ Large and fragmented market opportunity. ▪ Institutional owners only own 1.5% of the SFR market. ▪ G&A expenses shall decrease as a percentage of gross revenue as the company scales. 5

www.revenhousingreit.com Management Chad Carpenter, Chairman & CEO ▪ Founded Reven Housing REIT ▪ Over $2.0 billion in real estate transaction experience ▪ Over 27 years of real estate experience, 21 years of executive experience ▪ University of Southern California (BS in Economics) Thad Meyer, CFO, COO & Secretary ▪ Certified Public Accountant ▪ Certified Turnaround Professional ▪ California Real Estate Broker ▪ Colorado State University (BS in Accounting) ▪ Direct real estate operating experience including SFR fix and flip and hard money platforms. Michael Soni, Senior Advisor, Investments ▪ Oversees Acquisitions and Asset Management ▪ Acquired and operated over 1,500 single family homes in over 10 states including fix and flip and buy and hold strategies. ▪ Former CEO & President of Cronus Capital Markets 6

www.revenhousingreit.com Business Strategy 7 ▪ Scalable institutional platform ▪ Extensive sourcing network to acquire off - market deals ▪ Large pipeline of deal flow ▪ Internally managed ▪ Experienced management team ▪ Low cost operation Competitive Advantages Business and Growth Strategies Investment Process Proactive Asset Management ▪ Disciplined investment strategy ▪ Create a diversified stabilized portfolio ▪ A low cost and efficient overhead structure ▪ Well regarded locally - based property management and leasing companies ▪ Raise equity through public and private raises and utilize debt for growth ▪ Create a large pipeline of deal flow and cherry pick the best off market deals ▪ Thorough due diligence ▪ Formal investment committee approval process ▪ Acquire portfolios of tenant - occupied houses with equity debt or UPREIT units ▪ Manage the detailed budgets ▪ Manage the property managers ▪ Manage the leasing agents ▪ Focus on occupancy ▪ Focus on budget variances for revenue and expenses ▪ Accurate and timely reporting at all levels

www.revenhousingreit.com Single Family Market is Large and Highly Fragmented 8 Disclosure: All figures related to Housing Stock and Institutional Ownership are approximates. Source: US Census Bureau, Nat ion al Rental Home Council (NRHC), Amherst Capital White Paper, 2017

www.revenhousingreit.com Sample Home Pictures Owned by Reven 9

www.revenhousingreit.com 10 Reven at a Glance (5/31/2017) Portfolio Overview Homes Owned 753 States 6 Average Size 1,418 sq. ft. Average Investment $77,046 Average Monthly Rent $973 Total Occupancy 97.1% TX MS TN GA FL Homes Owned by State Texas 265 Florida 255 Tennessee 116 Alabama 68 Georgia 47 Mississippi 2 Target Markets ▪ Phoenix ▪ Miami ▪ Las Vegas ▪ Nashville ▪ Tucson ▪ Orlando ▪ Charlotte ▪ Dallas ▪ Central CA ▪ Tampa ▪ Raleigh ▪ Fort Worth ▪ Birmingham ▪ Atlanta ▪ Virginia Beach ▪ Houston ▪ Denver ▪ Chicago ▪ Oklahoma City ▪ Irving ▪ Ft. Lauderdale ▪ Indianapolis ▪ Tulsa ▪ San Antonio ▪ Jacksonville ▪ Louisville ▪ Memphis ▪ Salt Lake City

www.revenhousingreit.com Portfolio Statistics (5/31/2017) MSA / Metro Area No. of Homes Aggregate Investment Average Investment per Home Percent Leased Average SQFT Average Rent Gross Rental Yield Rent Per SQF per month Price per SQF Atlanta, GA 47 $3,362,355 $71,539 100% 1,453 $884 14.8% $0.61 $49 Houston, TX 265 $22,305,193 $84,170 97.4% 1,452 $1,086 15.5% $0.75 $58 Jacksonville, FL 255 $17,729,785 $69,528 95.7% 1,289 $892 15.4% $0.69 $54 Memphis, TN 118 $9,335,495 $78,988 96.6% 1,674 $986 14.9% $0.59 $47 Birmingham, AL 68 $5,282,800 $77,688 100% 1,293 $876 13.7% $0.68 $59 Total/Weighted Average 753 $58,015,628 $77,046 97.1% 1,418 $973 15.1% $0.69 $54 11

www.revenhousingreit.com Portfolio Size Sought: 25 - 500 rented homes per transaction Target Rental Yield: Gross Rental Yield = 12.0% - 15.5%; Going in Cap Rate: ~7.0 – 7.5% Expenses: 50% or less (including property management maintenance, tax, insurance, vacancy, HOA, & credit loss) Tenants: Tenants must not be in default or late on rent payments Maintenance: All deferred maintenance must be fixed or will be deducted from the purchase price. Management: We will consider and prefer to hire existing property management company Property Selection Criteria Balanced Value Approach for Investing ▪ We select markets that have projected employment, population, rent, and home price appreciation growth. ▪ We utilize a proprietary acquisitions algorithm that focuses on acquiring a balance of portfolios that meet our investment requirements. ▪ Identify rented homes that have the potential for both increased yield and appreciation. ▪ Ability to fund with cash or OP units. Acquisition Strategy 12 UPREIT *Gross rental Yield (Annual Rent / Purchase Price) and Going in Cap Rate (Net Operating Income / Purchase Price)

www.revenhousingreit.com Revenue Trend 13 $480,595 $495,386 $740,778 $882,783 $1,114,787 $1,267,986 $1,219,419 $1,359,021 $1,378,762 $1,394,136 $1,381,080 $1,494,036 $1,741,309 $- $200,000 $400,000 $600,000 $800,000 $1,000,000 $1,200,000 $1,400,000 $1,600,000 $1,800,000 $2,000,000 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17

www.revenhousingreit.com 14 Condensed Income Statement December 31, 2016 (audited) (actual) March 31, 2017 (unaudited) (actual) *March 31, 2017 (unaudited) (pro forma) Rental income, net $5,648,014 $1,741,309 $2,059,309 Property operating expenses $2,560,071 $787,642 $931,942 Net operating income $3,087,942 $953,667 $1,127,367 Acquisition costs $147,099 $0 $0 Depreciation and amortization $1,334,555 $441,725 $523,225 General and administration $1,921,244 $701,331 $701,331 Noncash share - based compensation $425,000 $0 $0 Net income (loss) ($740,257) ($189,389) ($97,189) Other Income $4,957 $132,231 $132,231 Interest expense ($1,032,398) ($307,520) ($326,270) Net loss ($1,772,354) ($364,678) ($291,228) * Pro Forma information shows the effect on our March 31, 2017 financials of our 2017 year to date home acquisitions as if th ey occurred on January 1, 2017 and the affect of our additional loan proceeds as if they were advanced on January 1, 2017.

www.revenhousingreit.com 15 Funds from Operations (FFO) Reconciliation of Net Loss to FFO and Core FFO Year Ended December 31, 2016 (audited) (actual) Three Months Ended March 31 , 2017 (unaudited) (actual) *Three Months Ended March 31, 2017 (unaudited) (pro forma) Net income (loss) ($1,772,354) ($364,678) ($291,228) + D&A $1,334,555 $441,725 $523,225 Less gain on sale of residential property $0 ($38,973) $0 Funds from operations ($437,799) $38,074 $231,997 + noncash amort. of deferred loan fees $121,308 $32,617 $32,617 + Acquisition costs $147,099 $0 $0 + noncash share - based compensation $425,000 $0 $0 Less casualty gain $0 ($89,208) ($89,208) Core funds from (used in) operations $255,608 ($18,517) $175,406 * Pro Forma information shows the effect on our March 31, 2017 financials of our 2017 year to date home acquisitions as if th ey occurred on January 1, 2017 and the affect of our additional loan proceeds as if they were advanced on January 1, 2017.

www.revenhousingreit.com 16 Condensed Balance Sheet March 31, 2017 (unaudited) (actual) *March 31, 2017 (unaudited ) (pro forma) Assets Investments in SFR $49,134,352 54,994,352 Cash $9,650,333 $3,932,136 Other assets $1,417,315 $1,340,112 Total Assets $60,202,000 $60,266,600 Total Liabilities $25,790,179 $25,854,779 Equity Equity & additional paid in capital $41,688,199 $41,688,199 Accumulated deficit ($7,276,378) ($7,276,378) Total Equity $34,411,821 $34,411,821 Total Liabilities & Equity $60,202,000 $60,266,600 * Pro Forma information shows the effect of our year to date acquisitions made after March 31, 2017.

SFR Public Comps

	INVH	SFR	AMH	SBY	RVEN
Market Cap	$6.7B	$3.9B	$5.7B	$763M	$62M
Number of Homes	47,918	31,796	48,336	9,013	753
Occupancy Rate	94.9%	95.1%	94.4%	97.0%	97.1%
Average Size	1,845	1,858	1,961	1,650	1,418
Avg. Investment/Home	$204,101	$197,728	$171,192	$133,933	$77,046
Rent per SQF per month	$0.89	$0.86	$0.76	$0.74	$0.69
Gross Rental Yield	9.8%	9.7%	10.5%	9.1%	15.1%
*Cap Rate	6.16%	5.89%	6.37%	6.36%	7.77%
Implied Cap Rate (1)	5.06%	5.54%	4.99%	5.66%	**5.98%
Dividend Yield (1)	1.1%	2.5%	0.90%	2.4%	***2.0%
D/E Ratio (1)	156%	130%	56%	127%	71%

Key: SBY - Silver Bay Realty Trust Corp (acquired); SFR – Colony Starwood Homes; AMH - American Homes 4 Rent; Invitation Homes INVH
Source: Company Public Filings as of March 31, 2017, RVEN information as of May 31, 2017
(1) Source information from SNL as of June 13, 2017 except INVH and SBY which was calculated from Company Public Filings.
* Cap Rate (annualized MRQ NOI / Gross Investment in Land and Buildings) and Implied Cap Rate (Annualized MRQ NOI / Enterprise Value)
**RVEN implied cap rate is based on a share price of $5.10- the mid point of the offering price range
*** RVEN Dividend is estimated and annualized, Company intends to declare distributions post offering based on expected proceeds raised.

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www.revenhousingreit.com Comparable Operating Results Gross Rental Yield Occupancy Rate Cap Rate Rent Per Square Foot 9.80% 9.70% 10.50% 15.10% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% 16.00% 18.00% 20.00% INVH SFR AMH RVEN 94.9% 95.1% 94.4% 97.1% 90.0% 92.0% 94.0% 96.0% 98.0% 100.0% INVH SFR AMH RVEN 6.2% 5.9% 6.4% 7.8% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% INVH SFR AMH RVEN $0.89 $0.86 $0.76 $0.69 $0.50 $0.60 $0.70 $0.80 $0.90 $1.00 INVH SFR AMH RVEN Key: SBY - Silver Bay Realty Trust Corp (delisted); SFR – Colony Starwood Homes; AMH - American Homes 4 Rent; Invitation Homes INVH Source: Company Public Filings as of March 31, 2017 18 18 www.revenhousingreit.com

www.revenhousingreit.com Investment Highlights Investment Strategy ▪ Acquire stabilized portfolios of rented Single Family Homes at attractive cap rates. ▪ Create additional value through improving occupancy, increasing rent, home appreciation and scale over time. Internal Management ▪ Aligns interest with stakeholders ▪ Cost efficient structure ▪ Allows for greater efficiencies and economies of scale Experienced Management Team ▪ Over 50 years of collective commercial and residential real estate investment and operational experience ▪ Involved in over $3.0 billion of real estate transactions Disciplined Acquisition Strategy ▪ Focus on moderately priced homes serving working families o Acquire portfolios at higher yields and at a discount to replacement cost. ▪ Efficient and cost effective process to acquire single family rental portfolios. Substantial Opportunity for Growth ▪ Large and fragmented market opportunity. ▪ Institutional owners only own 1.5% of the SFR market. ▪ G&A expenses shall decrease as a percentage of gross revenue as the company scales. 19

www.revenhousingreit.com Appendix 20

www.revenhousingreit.com Company Structure 21

www.revenhousingreit.com Portfolio Growth (5/31/2017) Texas , 265 Georgia , 47 Tennessee , 116 Florida , 255 Mississippi , 2 Alabama , 68 Ownership by State 177 177 293 395 468 473 473 527 527 527 527 624 681 753 0 100 200 300 400 500 600 700 800 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 ▪ We have acquired portfolios in Florida, Georgia, Tennessee, Mississippi, Alabama and Texas. We currently own a total of 753 homes. 22 Historical Growth of Owned Homes

www.revenhousingreit.com Houston SFR Rent & Home Price Appreciation 23 Source:

www.revenhousingreit.com Jacksonville SFR Rent & Home Price Appreciation 24 Source:

www.revenhousingreit.com 25 Memphis SFR Rent & Home Price Appreciation Source:

www.revenhousingreit.com 26 Birmingham SFR Rent & Home Price Appreciation Source:

www.revenhousingreit.com Atlanta SFR Rent & Home Price Appreciation 27 Source:

www.revenhousingreit.com Company History Founded Reven Housing REIT 2012 ▪ Recognized a unique opportunity to acquire portfolios of fixed and leased homes with positive cash flow ▪ Acquired a public vehicle in July, 2012 ▪ Changed the name to Reven Housing REIT ▪ Changed the ticker symbol to RVEN Raised Capital and started buying 2013 ▪ Raised ~$1M in convertible notes in early 2013 ▪ Raised $ 23.5M of equity from Institutional investor Allied Fortune Management (HK) Limited in October ▪ Purchased 150 homes in Houston in the 4 th quarter Prove Business Model 2014 & 2015 ▪ Purchased 586 homes ▪ Own homes in four main metros, Houston, Atlanta, Jacksonville and Memphis ▪ Developed an institutional infrastructure ready for scalable growth ▪ Started the process for a public offering Public Offerings NASDAQ 2016 & 2017 ▪ Raised $18M in public stock offering ▪ Up - listed to NASDAQ ▪ Purchased an additional 227 homes ▪ Added Birmingham as a new market ▪ Hired Ladenburg Thalmann to lead our next public offering ▪ Have large pipeline of deal flow 28